                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                    Form 11-K

                                   -----------

(MARK ONE)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                                [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1998
                                       OR
     [ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934
                                [NO FEE REQUIRED]

                   For the transition period from to _________

Commission file number 0-25540

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     STB SYSTEMS, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its prinicipal executive office:

                                STB SYSTEMS, INC.
                             3400 WATERVIEW PARKWAY
                             RICHARDSON, TEXAS 75080

                              REQUIRED INFORMATION

         The following financial statements and forms are furnished with this Form 11-K Annual Report for the STB Systems, Inc. 401(k) Savings Plan (the "Plan"):

         1. Report of Independent Accountants.

         2. Statement of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997.

         3. Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1998.

         4. Notes to Financial Statements.

         5. Item 27a (Schedule of Assets Held for Investment Purposes at December 31, 1998) (Schedule 1).

         6. Item 27d (Schedule of Reportable Transactions for the Year Ended December 31, 1998) (Schedule 2).

         Each of the statements set forth above has been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 1998 AND 1997

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

INDEX
--------------------------------------------------------------------------------

                                                                         Page(s)
                                                                         -------
Report of Independent Accountants                                              2

Financial Statements:

    Statement of Net Assets Available for Benefits
      at December 31, 1998 and 1997                                            3

    Statement of Changes in Net Assets Available for Benefits
      with Fund Information For the Year Ended December 31, 1998           4 - 5

    Notes to Financial Statements                                         6 - 11


Supplemental Schedules (Note A):

Schedule I:  Item 27a--Schedule of Assets Held for Investment Purposes
    at December 31, 1998                                                      12

Schedule II:  Item 27d--Schedule of Reportable Transactions
    For the Year Ended December 31, 1998                                      13


Note A: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the STB Systems, Inc. 401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the STB Systems, Inc. 401(k) Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
Dallas, Texas
July 12, 1999

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                                DECEMBER 31,
                                                                        --------------------------
                                                                           1998            1997
                                                                        ----------     -----------
ASSETS:

Investments - at fair value:
    Interests in pooled separate accounts:
      Principal Bond & Mortgage Account                                 $   77,920     $   45,928
      Principal Stock Index 500 Account                                    478,245 *      276,104 *
      Principal Large Company Growth Account                               356,538 *      182,694 *
      Principal Small Company Blend Account                                198,108 *      114,830
      Principal International Stock Account                                177,430        133,399 *
    Interests in common/collective trusts:
      Principal Stable Value Fund Account                                  343,189 *      276,428 *
    Shares of registered investment companies:
      T. Rowe Price New Horizons Fund                                      134,106         73,399
      Vanguard Primecap Fund                                               499,536 *      284,871 *
      Vanguard Windsor II Fund                                             302,546 *      183,908 *
      Vanguard Asset Allocation Fund                                       379,015 *      244,857 *
    STB Systems, Inc. common stock                                         485,903 *      440,168 *
    New England Guaranteed Interest Contract                                36,309        101,358
                                                                        ----------     ----------
        Total investments                                                3,468,845      2,357,944
                                                                        ----------     ----------

Participant notes receivable                                               117,603         30,446
                                                                        ----------     ----------
Contributions receivable:
    Participants'                                                           70,832         63,795
    Employer's                                                              17,440         16,240
                                                                        ----------     ----------
        Total contributions receivable                                      88,272         80,035
                                                                        ----------     ----------
Total assets and net assets available for benefits                      $3,674,720     $2,468,425
                                                                        ==========     ==========



* Represents five percent or more of the Plan's net assets available for benefits.


   The accompanying notes are an integral part of these financial statements.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1998                               (PAGE 1 OF 2)
--------------------------------------------------------------------------------

                                                                      PARTICIPANT-DIRECTED / FUND INFORMATION
                                                               ----------------------------------------------------------------
                                                                                                                  PRINCIPAL
                                                                PRINCIPAL        PRINCIPAL       PRINCIPAL          LARGE
                                                                  MONEY            BOND &          STOCK           COMPANY
                                                 TOTAL           MARKET          MORTGAGE        INDEX 500          GROWTH
                                                 PLAN            ACCOUNT          ACCOUNT         ACCOUNT          ACCOUNT
                                              -----------      -----------      -----------     -----------      -----------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
        in fair value of investments          $   (12,633)     $        --      $     4,870     $    95,971      $    58,686
      Interest                                     11,216              113               --              --               --
      Dividends                                    19,611               --               --              --               --
                                              -----------      -----------      -----------     -----------      -----------
                                                   18,194              113            4,870          95,971           58,686
                                              -----------      -----------      -----------     -----------      -----------
Contributions:
    Participants'                               1,126,877               --           25,513         146,188          141,079
    Employer's                                    227,826               --            6,591          29,444           20,313
                                              -----------      -----------      -----------     -----------      -----------
                                                1,354,703               --           32,104         175,632          161,392
                                              -----------      -----------      -----------     -----------      -----------
Loan repayments                                        --               --            1,867           5,771            5,153
                                              -----------      -----------      -----------     -----------      -----------
        Total additions                         1,372,897              113           38,841         277,374          225,231
                                              -----------      -----------      -----------     -----------      -----------
Deductions from net assets attributed to:
    Administrative expense                         26,577               --              727           3,549            2,694
    Distributions to participants                 140,025               --            9,352          40,701            9,860
    Loans                                              --               --            1,419          20,197           16,900
                                              -----------      -----------      -----------     -----------      -----------
        Total deductions                          166,602               --           11,498          64,447           29,454
                                              -----------      -----------      -----------     -----------      -----------
Net increase (decrease) prior to
    interfund transfers                         1,206,295              113           27,343         212,927          195,777
Interfund transfers                                    --             (113)           4,649         (10,786)         (21,933)
                                              -----------      -----------      -----------     -----------      -----------
    Net increase (decrease)                     1,206,295               --           31,992         202,141          173,844

Net assets available for benefits:
    Beginning of year                           2,468,425               --           45,928         276,104          182,694
                                              -----------      -----------      -----------     -----------      -----------
    End of year                               $ 3,674,720      $        --      $    77,920     $   478,245      $   356,538
                                              ===========      ===========      ===========     ===========      ===========
                                                 PARTICIPANT-DIRECTED / FUND INFORMATION
                                              ---------------------------------------------
                                               PRINCIPAL
                                                 SMALL          PRINCIPAL        PRINCIPAL
                                                COMPANY       INTERNATIONAL       STABLE
                                                 BLEND            STOCK          VALUE FUND
                                                ACCOUNT          ACCOUNT          ACCOUNT
                                              -----------     -------------     -----------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
        in fair value of investments          $   (16,401)     $    16,361      $    16,706
      Interest                                         --               --               --
      Dividends                                        --               --               --
                                              -----------      -----------      -----------
                                                  (16,401)          16,361           16,706
                                              -----------      -----------      -----------
Contributions:
    Participants'                                 110,186           67,242           76,557
    Employer's                                     21,735           13,119           10,155
                                              -----------      -----------      -----------
                                                  131,921           80,361           86,712
                                              -----------      -----------      -----------
Loan repayments                                     3,731            3,183            2,026
                                              -----------      -----------      -----------
        Total additions                           119,251           99,905          105,444
                                              -----------      -----------      -----------
Deductions from net assets attributed to:
    Administrative expense                          1,614            1,567            2,773
    Distributions to participants                  10,354           14,725           10,792
    Loans                                           6,788           13,532           24,570
                                              -----------      -----------      -----------
        Total deductions                           18,756           29,824           38,135
                                              -----------      -----------      -----------
Net increase (decrease) prior to
    interfund transfers                           100,495           70,081           67,309
Interfund transfers                               (17,217)         (26,050)            (548)
                                              -----------      -----------      -----------
    Net increase (decrease)                        83,278           44,031           66,761

Net assets available for benefits:
    Beginning of year                             114,830          133,399          276,428
                                              -----------      -----------      -----------
    End of year                               $   198,108      $   177,430      $   343,189
                                              ===========      ===========      ===========


   The accompanying notes are an integral part of these financial statements.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1998                               (PAGE 2 OF 2)
--------------------------------------------------------------------------------


                                                                 PARTICIPANT-DIRECTED / FUND INFORMATION
                                              -------------------------------------------------------------------------------------
                                                                                                                            NEW
                                               T. ROWE                                      VANGUARD         STB          ENGLAND
                                              PRICE NEW      VANGUARD        VANGUARD        ASSET       SYSTEMS, INC.   GUARANTEED
                                               HORIZONS      PRIMECAP       WINDSOR II     ALLOCATION      COMMON         INTEREST
                                                 FUND          FUND           FUND           FUND           STOCK         CONTRACT
                                              ---------      ---------      ---------      ---------     -------------   ---------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
        in fair value of investments          $   7,910      $  89,268      $  31,421      $  58,419      $(375,844)     $      --
      Interest                                       --             --             --             --             --          3,493
      Dividends                                      --          3,439          5,603         10,569             --             --
                                              ---------      ---------      ---------      ---------      ---------      ---------
                                                  7,910         92,707         37,024         68,988       (375,844)         3,493
                                              ---------      ---------      ---------      ---------      ---------      ---------
Contributions:
    Participants'                                53,672        173,829         94,392         87,769        143,413             --
    Employer's                                   10,216         31,056         18,095         19,218         46,684             --
                                              ---------      ---------      ---------      ---------      ---------      ---------
                                                 63,888        204,885        112,487        106,987        190,097             --
                                              ---------      ---------      ---------      ---------      ---------      ---------
Loan repayments                                   4,297          7,412          3,528          4,353          6,439             --
                                              ---------      ---------      ---------      ---------      ---------      ---------
        Total additions                          76,095        305,004        153,039        180,328       (179,308)         3,493
                                              ---------      ---------      ---------      ---------      ---------      ---------
Deductions from net assets attributed to:

    Administrative expense                          850          3,239          2,109          2,606          4,849             --
    Distributions to participants                 3,575         23,144          4,964          8,701          3,857             --
    Loans                                         3,922         14,179         11,322         11,653          2,825             --
                                              ---------      ---------      ---------      ---------      ---------      ---------
        Total deductions                          8,347         40,562         18,395         22,960         11,531             --
                                              ---------      ---------      ---------      ---------      ---------      ---------
Net increase (decrease) prior to
    interfund transfers                          67,748        264,442        134,644        157,368       (190,839)         3,493
Interfund transfers                              (7,041)       (49,777)       (16,006)       (23,210)       236,574        (68,542)
                                              ---------      ---------      ---------      ---------      ---------      ---------
    Net increase (decrease)                      60,707        214,665        118,638        134,158         45,735        (65,049)

Net assets available for benefits:
    Beginning of year                            73,399        284,871        183,908        244,857        440,168        101,358
                                              ---------      ---------      ---------      ---------      ---------      ---------
    End of year                               $ 134,106      $ 499,536      $ 302,546      $ 379,015      $ 485,903      $  36,309
                                              =========      =========      =========      =========      =========      =========

                                       PARTICIPANT-DIRECTED / FUND INFORMATION
                                       ---------------------------------------
                                              PARTICIPANT
                                                NOTES      CONTRIBUTIONS
                                              RECEIVABLE     RECEIVABLE
                                              ----------   ------------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
        in fair value of investments          $      --      $      --
      Interest                                    7,610             --
      Dividends                                      --             --
                                              ---------      ---------
                                                  7,610             --
                                              ---------      ---------
Contributions:
    Participants'                                    --          7,037
    Employer's                                       --          1,200
                                              ---------      ---------
                                                     --          8,237
                                              ---------      ---------
Loan repayments                                 (47,760)            --
                                              ---------      ---------
        Total additions                         (40,150)         8,237
                                              ---------      ---------
Deductions from net assets attributed to:

    Administrative expense                           --             --
    Distributions to participants                    --             --
    Loans                                      (127,307)            --
                                              ---------      ---------
        Total deductions                       (127,307)            --
                                              ---------      ---------
Net increase (decrease) prior to
    interfund transfers                          87,157          8,237
Interfund transfers                                  --             --
                                              ---------      ---------
    Net increase (decrease)                      87,157          8,237

Net assets available for benefits:
    Beginning of year                            30,446         80,035
                                              ---------      ---------
    End of year                               $ 117,603      $  88,272
                                              =========      =========


   The accompanying notes are an integral part of these financial statements.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The following description of the STB Systems, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

       GENERAL

       The Plan, established in 1991, is a defined contribution plan for all employees of STB Systems, Inc. (the "Company" or "Employer") who have completed one month of eligible service and elect to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       As discussed in Note 6, the Company intends to merge the Plan into the 3dfx 401(k) Plan during 1999.

       CONTRIBUTIONS

       Eligible employees may elect to make contributions to the Plan by means of compensation reductions of up to 15% of their compensation. Employees may allocate their contributions to investment options in 1% increments.

       The Company matches 50% of up to 4% of the employees' compensation reduction contribution. The Company may also make discretionary contributions. During the year ended December 31, 1998, the Company did not make any discretionary contributions.

       PARTICIPANTS' ACCOUNTS

       Participants' accounts are credited with the participants' contributions, the Employer's matching contributions and allocations of (a) the Company's discretionary contributions and (b) Plan earnings. The Company's discretionary contribution is allocated based upon the ratio of the eligible participant's compensation to the total compensation for all eligible participants. Plan earnings are allocated based on the ratio of the participant's account balance to the total account balances in the respective investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       At December 31, 1998 and 1997, forfeited nonvested accounts totaled $8,051 and $3,610, respectively. These funds are first applied to pay Plan expenses then are used to reduce the Employer's contributions.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       VESTING

       Participants' contributions to the Plan are 100% vested at all times. Employer contributions to the Plan vest as follows:

                       COMPLETED YEARS             VESTING
                      OF VESTING SERVICE         PERCENTAGE
                      -------------------        ----------
                      Less than 1                    0%
                                1                   20%
                                2                   40%
                                3                   60%
                                4                   80%
                                5 or more          100%

       INVESTMENT OPTIONS

       Contributions are invested, in accordance with participants' elections, in accounts administered by Principal Life Insurance Company (the "Principal"), the Plan's custodian. The following investment alternatives were available under the Plan during the year ended December 31, 1998:

       o Principal Bond & Mortgage Account. This account invests in intermediate-term fixed-income loans, most of which are bonds and mortgages issued to companies. The account may also invest in publicly traded bonds.

       o Principal Stock Index 500 Account. This account invests primarily in common stocks of those companies included in the Standard & Poor's 500 Stock Index.

       o Principal Large Company Growth Account. This account invests in common stocks of large, established companies whose earnings are expected to grow at above average rates. Stocks held in this account are often seasoned companies with competitive advantages.

       o Principal Large Company Blend Account. This account invests primarily in common stocks of large companies whose capital, earnings, and dividends are expected to grow at above average rates. The account invests in both "growth" and "value" stocks, resulting in a "blend" portfolio.

       o Principal International Stock Account. This account invests primarily in common stocks of companies located outside of the U.S., mainly in Western Europe and Asia. The account may also occasionally invest in preferred stocks or convertible bonds of these companies.

       o Principal Stable Value Fund Account. This account invests primarily in insurance contracts issued by insurance companies and investments from other financial institutions which offer stability of principal.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


       o T. Rowe Price New Horizons Fund. This fund invests primarily in common stocks of small, rapidly growing companies. The fund seeks to invest in a diversified group of emerging growth companies still in the early stages of their life cycle.

       o Vanguard Primecap Fund. This fund is very diverse and invests primarily in companies with market values between $1 billion and $5 billion.

       o Vanguard Windsor II Fund. This fund invests mainly in stocks that are considered undervalued relative to their current prices.

       o Vanguard Asset Allocation Fund. This fund invests in a mix of stocks, long-term U.S. Treasury bonds, and short-term money market instruments.

       o STB Systems, Inc. common stock. Funds are invested in common stock of the Employer.

       The New England Guaranteed Interest Contract was a previously available investment option. Current contributions may not be allocated to this account.

       As discussed in Note 6, during 1999 the investment option under the Plan to invest in STB Systems, Inc. common stock was discontinued as a choice for new investments.

       Participants may change their investment options daily.

       PARTICIPANT NOTES RECEIVABLE

       Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) or (b) below:

       (a) $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the new loan is made;

       (b)    The greater of (1) or (2), reduced by (3) below:

              (1)    One-half of the participant's vested account balance;

              (2)    $10,000.

              (3) Any outstanding loan balance on the date the new loan is made.

       All loans are required to be repaid within five years. The loans are secured by the balance in the participant's account and bear a reasonable rate of interest as determined by the Loan Administrator. Principal and interest are repaid through payroll deductions.

       PAYMENT OF BENEFITS

       In the event of a participant's termination of employment, retirement, disability, or death, the participant or beneficiary receives an amount equal to the vested value of their account in a lump-sum payment. In the event of a participant's termination of employment, the participant may also elect to have the vested portion of the account balance transferred to another plan.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


       EXPENSES OF ADMINISTERING THE PLAN

       Forfeitures are applied to pay Plan expenses. Certain transaction costs borne by the Plan are charged to the individual participant who initiated the transaction by reducing his/her account balance. Some costs of administering the Plan are paid by the Company.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared in accordance with generally accepted accounting principles.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

       INVESTMENTS AND INCOME RECOGNITION

       Investments are stated at fair value. Valuation of investments is based on the last recorded sales price at year-end, as reported by the principal security exchange on which the security is traded. Securities transactions are recorded on a trade-date basis. Interest is recognized on an accrual basis.

       The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

       TAX STATUS

       Management of the Company believes that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code and therefore believes the trust is exempt from taxation under Section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan in October 1993. The Plan has been amended since receiving the determination letter. However, management of the Company is unaware of any variations in the operations of the Plan from the terms of the Plan document as amended.

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.

       RECLASSIFICATIONS

       Certain reclassifications have been made to the amounts reported in the prior year in order to conform to current year presentation.

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


3.     INVESTMENTS

       Interests in pooled separate accounts and in common/collective trusts and shares of registered investment companies are maintained by the Principal as custodian. Shares of STB Systems, Inc. common stock are maintained by Dain Rauscher as custodian. The New England Guaranteed Interest Contract is maintained by New England Insurance and Investment Company as custodian.

4.     RELATED-PARTY TRANSACTIONS

       Certain Plan investments are interests in pooled separate investment accounts managed by the Principal. The Principal is also the custodian of the Plan.

5.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of other loans and other receivables on Form 5500 to the financial statements:

                                                            DECEMBER 31,
                                                       ---------------------
                                                         1998         1997
                                                       --------     --------
Per Form 5500 -
   Other receivables, loans payments not allocated
     to accounts at December 31                        $  4,065     $  2,292
   Other loans                                          113,538       28,392
   Other                                                     --         (238)
                                                       --------     --------
Per financial statements -
   Participant notes receivable                        $117,603     $ 30,446
                                                       ========     ========

STB SYSTEMS, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


       The following is a reconciliation of employer's contributions and earnings on investments on Form 5500 to the financial statements:

                                       FOR THE YEAR ENDED
                                        DECEMBER 31, 1998
                                       ------------------
Per Form 5500 -
   Employer's contributions                 $ 296,478

Per financial statements -
   Interfund transfers from New England
     Guaranteed Interest Contract             (68,542)
   Other                                         (110)
                                            ---------
   Employer's contribution                  $ 227,826
                                            =========
Per Form 5500 -
   Earnings on investments                  $ (50,468)

Per financial statements -
   Interfund transfers from New England
     Guaranteed Interest Contract              68,542
   Other                                          120
                                            ---------
   Investment income                        $  18,194
                                            =========


6.     SUBSEQUENT EVENTS

       On May 13, 1999, the Company merged with 3dfx Interactive, Inc. ("3dfx") and now operates as 3dfx Interactive of Texas.

       Coincident with the merger, shares of STB Systems, Inc. common stock held in the Plan were exchanged for 3dfx common stock and the investment option under the Plan to invest in STB Systems, Inc. common stock was discontinued as a choice for new investments. Participants with account balances allocated to this investment option at the date of the merger may remain invested in the 3dfx common stock or may divest the 3dfx common stock until further action is taken by the 3dfx Board of Directors.

       3dfx has indicated that it intends to merge the Plan into the 3dfx 401(k) Plan during 1999. 3dfx has also granted service credit under the 3dfx 401(k) Plan to any employee eligible to participate in the STB 401(k) Plan immediately prior to the merger date.

STB SYSTEMS, INC.                                                     SCHEDULE I
401(k) SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1998
--------------------------------------------------------------------------------

   IDENTITY OF ISSUE, BORROWER,                 DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                        CURRENT
     LESSOR OR SIMILAR PARTY                    RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE          COST         VALUE
---------------------------------------------   --------------------------------------------------------   -----------  -----------
The Principal Life Insurance Company*           Bond & Mortgage Account                                    $    72,275  $    77,920
The Principal Life Insurance Company*           Stock Index 500 Account                                        382,754      478,245
The Principal Life Insurance Company*           Large Company Growth Account                                   291,229      356,538
The Principal Life Insurance Company*           Small Company Blend Account                                    214,290      198,108
The Principal Life Insurance Company*           International Stock Account                                    167,405      177,430
The Principal Life Insurance Company*           Stable Value Fund Account                                      324,519      343,189
T. Rowe Price                                   New Horizons Fund                                              136,052      134,106
Vanguard                                        Primecap Fund                                                  448,050      499,536
Vanguard                                        Windsor II Fund                                                304,457      302,546
Vanguard                                        Asset Allocation Fund                                          346,170      379,015
STB Systems, Inc.*                              Common stock                                                 1,236,538      485,903
New England Insurance and Investment Company    New England Guaranteed Interest Contract
                                                  (4.90% guaranteed interest rate at December 31, 1998)         34,139       36,309
Participant notes receivable                    General purpose loans, maturing from January 1999 to
                                                  December 2003, interest ranging from 9.25% to 10.50%              --      117,603
                                                                                                           -----------  -----------

                                                                                                           $ 3,957,878  $ 3,586,448
                                                                                                           ===========  ===========

*  Parties denoted are known to be parties-in-interest.

STB SYSTEMS, INC.                                                    SCHEDULE II
401(k) SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
           DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                          PURCHASES
                                                                                  -------------------------
                                                                                   NUMBER OF
   IDENTITY OF PARTY INVOLVED                    DESCRIPTION OF ASSET             TRANSACTIONS     COST
------------------------------------         -------------------------------      ------------  -----------
SERIES TRANSACTIONS

The Principal Life Insurance Company         Money Market Account                        1      $    68,654

The Principal Life Insurance Company         Stock Index 500 Account                    47      $   224,090

The Principal Life Insurance Company         Large Company Growth Account               45      $   181,983

The Principal Life Insurance Company         Small Company Blend Account                44      $   139,644

The Principal Life Insurance Company         International Stock Account                35      $    87,468

The Principal Life Insurance Company         Stable Value Fund Account                  39      $   105,355

The Principal Life Insurance Company         Vanguard Primecap Fund                     50      $   241,349

The Principal Life Insurance Company         Vanguard Windsor II Fund                   45      $   148,194

The Principal Life Insurance Company         Vanguard Asset Allocation Fund             46      $   147,668

STB Systems, Inc.                            Common stock                               88      $ 1,270,543


                                                                                                    SALES
                                                                                  ---------------------------------------
                                                                                   NUMBER OF        SALES      NET GAIN
   IDENTITY OF PARTY INVOLVED                    DESCRIPTION OF ASSET             TRANSACTIONS     PROCEEDS     (LOSS)
------------------------------------         -------------------------------      -------------  -----------  -----------
SERIES TRANSACTIONS

The Principal Life Insurance Company         Money Market Account                       5        $   69,062    $      408

The Principal Life Insurance Company         Stock Index 500 Account                   48        $  117,773    $   14,289

The Principal Life Insurance Company         Large Company Growth Account              46        $   66,813    $    7,250

The Principal Life Insurance Company         Small Company Blend Account               51        $   39,959    $   (3,392)

The Principal Life Insurance Company         International Stock Account               44        $   59,797    $    4,672

The Principal Life Insurance Company         Stable Value Fund Account                 39        $   55,249    $    2,042

The Principal Life Insurance Company         Vanguard Primecap Fund                    57        $  101,047    $   (1,605)

The Principal Life Insurance Company         Vanguard Windsor II Fund                  39        $   36,505    $    1,226

The Principal Life Insurance Company         Vanguard Asset Allocation Fund            45        $   54,838    $    2,352

STB Systems, Inc.                            Common stock                              23        $  844,945    $  209,006

                                    EXHIBITS


EXHIBIT NUMBER                DESCRIPTION OF EXHIBIT

23.1              Consent of PricewaterhouseCoopers LLP, Independent Accountants

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the STB Systems 401(k) Savings Plan have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                     STB SYSTEMS, INC. 401(k) SAVINGS PLAN

                                     By: STB Systems, Inc., Plan Sponsor


Dated: July 13, 1999                 By: /s/ Bryan F. Keyes
                                     Printed Name: Bryan F. Keyes
                                     Title: Vice President of Administration
                                            and General Counsel

                                INDEX TO EXHIBITS


EXHIBIT NUMBER                DESCRIPTION OF EXHIBIT
--------------                ----------------------

23.1              Consent of PricewaterhouseCoopers LLP, Independent Accountants